FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month March, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Board Meeting for approval of Financial Results and Dividend

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to the applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the meeting of the Board of Directors of the Bank is scheduled to be held on Saturday, April 22, 2023 to, inter alia, consider and approve the audited financial results (standalone and consolidated) for the quarter and year ending March 31, 2023 and recommendation of dividend, if any, for the year ending March 31, 2023.

In view of the above and pursuant to the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015 read with ICICI Bank Code on Prohibition of Insider Trading, the Trading Window for dealing in the securities of the Bank will remain closed for all Designated Persons of the Bank (including Directors) and their immediate relatives from April 1, 2023 to April 24, 2023 (both days inclusive).

We request you to kindly take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 24, 2023	By:	Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager